SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D/A

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 9)*

LIBERTY MEDIA CORPORATION

(Name of Issuer)

Series A Liberty Formula One Common Stock, par value $0.01 per share;

Series B Liberty Formula One Common Stock, par value $0.01 per share;

Series A Liberty Live Common Stock, par value $0.01 per share; and

Series B Liberty Live Common Stock, par value $0.01 per share

(Title of Class of Securities)

Series A Liberty Formula One Common Stock: 531229771

Series B Liberty Formula One Common Stock: 531229763

Series A Liberty Live Common Stock: 531229748

Series B Liberty Live Common Stock: 531229730

(CUSIP Numbers)

John C. Malone

c/o Liberty Media Corporation

12300 Liberty Boulevard

Englewood, Colorado 80112

(720) 875-5400

(Name, Address and Telephone Number of Person Authorized

to Receive Notices and Communications)

September 9, 2024

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	531229771(FWONA) 531229763(FWONB) 531229748(LLYVA) 531229730(LLYVB)
1	Names of Reporting Persons John C. Malone
2	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (see instructions) OO
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization U.S.

Number of Shares Beneficially Owned by Each Reporting Person With:	7

Sole Voting Power

Series A Liberty Formula One Common Stock: 241,170 (1, 2, 3, 5)

Series B Liberty Formula One Common Stock: 2,336,663 (1, 4, 5, 6)

Series A Liberty Live Common Stock: 251,492 (1, 2, 3, 5)

Series B Liberty Live Common Stock: 2,436,670 (1, 4, 5, 6)

8

Shared Voting Power

Series A Liberty Formula One Common Stock: 0

Series B Liberty Formula One Common Stock: 27,171 (7)

Series A Liberty Live Common Stock: 0

Series B Liberty Live Common Stock: 28,333 (7)

9

Sole Dispositive Power

Series A Liberty Formula One Common Stock: 241,170 (1, 2, 3, 5)

Series B Liberty Formula One Common Stock: 2,336,663 (1, 4, 5, 6)

Series A Liberty Live Common Stock: 251,492 (1, 2, 3, 5)

Series B Liberty Live Common Stock: 2,436,670 (1, 4, 5, 6)

10

Shared Dispositive Power

Series A Liberty Formula One Common Stock: 0

Series B Liberty Formula One Common Stock: 27,171 (7)

Series A Liberty Live Common Stock: 0

Series B Liberty Live Common Stock: 28,333 (7)

11

Aggregate Amount Beneficially Owned by Each Reporting Person

Series A Liberty Formula One Common Stock: 241,170 (1, 2, 3, 5)

Series B Liberty Formula One Common Stock: 2,363,834 (1, 4, 5, 6, 7)

Series A Liberty Live Common Stock: 251,492 (1, 2, 3, 5)

Series B Liberty Live Common Stock: 2,465,003 (1, 4, 5, 6, 7)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13

Percent of Class Represented by Amount in Row (11)

Series A Liberty Formula One Common Stock: 1.0% (8)

Series B Liberty Formula One Common Stock: 97.1% (8)

Series A Liberty Live Common Stock: Less than 1% (8)

Series B Liberty Live Common Stock: 96.8% (8)

14	Type of Reporting Person (see instructions) IN

(1)       Includes 25,444 shares of Liberty Media Corporation’s (the “Issuer”) Series A Liberty Formula One common stock, par value $0.01 per share (the “Series A Liberty Formula One Common Stock”), 83,688 shares of the Issuer’s Series B Liberty Formula One common stock, par value $0.01 per share (the “Series B Liberty Formula One Common Stock”), 26,533 shares of the Issuer’s Series A Liberty Live common stock, par value $0.01 per share (the “Series A Liberty Live Common Stock”), and 73,988 shares of the Issuer’s Series B Liberty Live common stock, par value $0.01 per share (the “Series B Liberty Live Common Stock”), held in a revocable trust (the “LM Revocable Trust”) with respect to which John C. Malone (“Mr. Malone”) and Mr. Malone’s wife, Mrs. Leslie Malone (“Mrs. Malone”), are trustees. Mrs. Malone has the right to revoke the LM Revocable Trust at any time. Mr. Malone disclaims beneficial ownership of the shares held by the LM Revocable Trust.

(2)       Does not include shares of Series A Liberty Formula One Common Stock or Series A Liberty Live Common Stock issuable upon conversion of shares of Series B Liberty Formula One Common Stock and Series B Liberty Live Common Stock, respectively, beneficially owned by Mr. Malone; however, if such shares of Series A Liberty Formula One Common Stock and Series A Liberty Live Common Stock were included, Mr. Malone would have beneficial ownership of (a) 2,605,004 shares of Series A Liberty Formula One Common Stock and Mr. Malone’s beneficial ownership of Series A Liberty Formula One Common Stock would be 9.9% of the outstanding shares of Series A Liberty Formula One Common Stock, subject to the relevant footnotes set forth herein and (b) 2,716,495 shares of Series A Liberty Live Common Stock and Mr. Malone’s beneficial ownership of Series A Liberty Live Common Stock would be 9.7% of the outstanding shares of Series A Liberty Live Common Stock, subject to the relevant footnotes set forth herein.

(3)       Includes 62,500 shares of Series A Liberty Formula One Common Stock and 65,175 shares of Series A Liberty Live Common Stock held by the Malone Family Land Preservation Foundation, as to which shares Mr. Malone disclaims beneficial ownership.

(4)       Includes 70,555 shares of Series B Liberty Formula One Common Stock and 100,137 shares of Series B Liberty Live Common Stock held by a trust with respect to which Mr. Malone is the sole trustee and, with his wife, retains a unitrust interest in the trust.

(5)       Includes 153,226 shares of Series A Liberty Formula One Common Stock, 2,182,420 shares of Series B Liberty Formula One Common Stock, 159,784 shares of Series A Liberty Live Common Stock and 2,262,545 shares of Series B Liberty Live Common Stock held in a revocable trust (the “JM Revocable Trust”) with respect to which Mr. Malone is trustee. Mr. Malone has the right to revoke the JM Revocable Trust at any time.

(6)       The Exchange Agreement (as defined and described in Item 6 of Amendment No. 4 (as defined below)) contains certain provisions relating to the transfer of the Series B Liberty Formula One Common Stock and Series B Liberty Live Common Stock beneficially owned by Mr. Malone.

(7)       Includes 27,171 shares of Series B Liberty Formula One Common Stock and 28,333 shares of Series B Liberty Live Common Stock held by two trusts (the “Trusts”), one of which is managed by an independent trustee and the other of which is managed by an independent trustee and one of Mr. Malone’s adult children, and of which the beneficiaries are Mr. Malone’s adult children. Mr. Malone has no pecuniary interest in the Trusts, but he retains the right to substitute assets held by the Trusts. Mr. Malone disclaims beneficial ownership of the shares held by the Trusts.

(8)       Calculated based upon the 23,985,441 shares of Series A Liberty Formula One Common Stock, 2,434,102 shares of Series B Liberty Formula One Common Stock, 25,558,490 shares of Series A Liberty Live Common Stock and 2,546,146 shares of Series B Liberty Live Common Stock in each case, outstanding as of July 31, 2024, as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarter ended June 30, 2024. At the option of the holder, each share of Series B Liberty Formula One Common Stock and Series B Liberty Live Common Stock is convertible into one share of Series A Liberty Formula One Common Stock and Series A Liberty Live Common Stock, respectively. Each share of Series B Liberty Formula One Common Stock and Series B Liberty Live Common Stock is entitled to 10 votes, whereas each share of Series A Liberty Formula One Common Stock and Series A Liberty Live Common Stock is entitled to one vote. Accordingly, Mr. Malone may be deemed to beneficially own voting equity securities of the Issuer representing approximately 49.1% of the voting power with respect to a general election of directors of the Issuer. See Item 5.

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D/A

(Amendment No. 9)*

Statement of

JOHN C. MALONE

Pursuant to Section 13(d) of the Securities Exchange Act of 1934
in respect of

LIBERTY MEDIA CORPORATION

This Amendment No. 9 to Schedule 13D (this “Amendment,” and together with the Schedule 13D (as defined below), the “Statement”) amends the statement on Schedule 13D originally filed by John C. Malone (“Mr. Malone” or the “Reporting Person”) with the Securities and Exchange Commission (the “SEC”) on January 22, 2013 (the “Original Statement”), as amended by Amendment No. 1 filed with the SEC by Mr. Malone on December 27, 2013 (“Amendment No. 1”), Amendment No. 2 filed with the SEC by Mr. Malone on April 27, 2016 (“Amendment No. 2”), Amendment No. 3 filed with the SEC by Mr. Malone on September 14, 2016 (“Amendment No. 3”), Amendment No. 4 filed with the SEC by Mr. Malone on July 30, 2021 (“Amendment No. 4”), Amendment No. 5 filed with the SEC by Mr. Malone on June 8, 2023 (“Amendment No. 5”), Amendment No. 6 filed with the SEC by Mr. Malone on July 20, 2023 (“Amendment No. 6”), Amendment No. 7 filed with the SEC by Mr. Malone on August 8, 2023 (“Amendment No. 7”) and Amendment No. 8 filed with the SEC by Mr. Malone on December 11, 2023 (“Amendment No. 8” and, together with the Original Statement, Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5, Amendment No. 6 and Amendment No. 7, the “Schedule 13D”), and relates to (i) the Series A Liberty Formula One common stock, par value $0.01 per share (the “Series A Liberty Formula One Common Stock”), (ii) the Series B Liberty Formula One common stock, par value $0.01 per share (the “Series B Liberty Formula One Common Stock” and, together with the Series A Liberty Formula One Common Stock, the “Liberty Formula One Common Stock”), (iii) the Series A Liberty Live common stock, par value $0.01 per share (the “Series A Liberty Live Common Stock”), and (iv) the Series B Liberty Live common stock, par value $0.01 per share (the “Series B Liberty Live Common Stock” and, together with the Series A Liberty Live Common Stock, the “Liberty Live Common Stock” which, collectively with the Liberty Formula One Common Stock, are referred to as the “Common Stock”) of Liberty Media Corporation (the “Issuer”). Capitalized terms used but not defined in this Amendment have the meanings given to such terms in the Schedule 13D. Except as set forth herein, the Schedule 13D is unmodified. This Amendment is filed to report that Mr. Malone ceased to be the beneficial owner of more than five percent of the outstanding shares of (i) the Issuer’s Series A Liberty SiriusXM common stock, par value $0.01 per share (the “Series A Liberty SiriusXM Common Stock”) and (ii) the Issuer’s Series B Liberty SiriusXM common stock, par value $0.01 per share (the “Series B Liberty SiriusXM Common Stock”).

Item 4. Purpose of Transaction.

The information contained in Item 4 of the Schedule 13D is hereby amended to delete the last three paragraphs thereof and supplemented to include the following information:

Mr. Malone holds and has acquired the shares of Common Stock described herein for investment purposes.

On September 9, 2024, the Transactions were completed. In connection with the Transactions, the Issuer redeemed each outstanding share of Series A Liberty SiriusXM Common Stock, Series B Liberty SiriusXM Common Stock, and the Issuer’s Series C Liberty SiriusXM common stock, par value $0.01 per share (“Series C Liberty Sirius XM Common Stock” and, together with the Series A Liberty Sirius XM Common Stock and Series B Liberty SiriusXM Common Stock, the “Liberty SiriusXM Common Stock”), in exchange for .8375 of a share of common stock of Sirius XM Holdings Inc. (formerly known as Liberty Sirius XM Holdings Inc., “New Sirius”, and the transaction, the “Split-Off”), par value $0.001 per share, with no shares of Liberty SiriusXM Common Stock outstanding and with cash paid in lieu of any fractional shares of common stock of New Sirius, after aggregating all shares of common stock of New Sirius issuable by series of Liberty SiriusXM Common Stock. Accordingly, Mr. Malone no longer owns any shares of Liberty SiriusXM Common Stock.

For further information on the Transactions, see the Registration Statement on Form S-4 filed by New Sirius with the SEC and declared effective by the SEC on July 23, 2024.

Other than as described herein, Mr. Malone does not have any present plans or proposals which relate to or would result in: (i) any acquisition by any person of additional securities of the Issuer, or any disposition of securities of the Issuer; (ii) any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (iii) any sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (iv) any change in the Board or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any vacancies on the Board; (v) any material change in the present capitalization or dividend policy of the Issuer; (vi) any other material change in the Issuer’s business or corporate structure; (vii) any change in the Issuer’s charter or bylaws or other actions which may impede the acquisition of control of the Issuer by any person; (viii) any delisting from a national securities exchange or any loss of authorization for quotation in an inter-dealer quotation system of a registered national securities association of a class of securities of the Issuer; (ix) any termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended, of a class of equity securities of the Issuer; or (x) any action similar to any of those enumerated above.

Mr. Malone is Chairman of the Board. As a result, Mr. Malone regularly has discussions with members of Issuer management, members of the Board, and stockholders of the Issuer, which discussions from time to time relate to management, governance and Board composition, the Issuer’s operations and financial condition or strategic transactions.

Notwithstanding the foregoing, Mr. Malone may determine to change his intentions with respect to the Issuer at any time in the future and may, for example, elect (i) to acquire additional shares of Common Stock or (ii) to dispose of all or a portion of his holdings of shares of Common Stock, as the case may be, in each case subject to the terms of the Exchange Agreement. In reaching any determination as to his future course of action, Mr. Malone will take into consideration various factors, such as the Issuer’s business and prospects, other developments concerning the Issuer, other business opportunities available to Mr. Malone, tax and estate planning considerations, liquidity needs and general economic and stock market conditions, including, but not limited to, the market price of the Common Stock.

Item 5. Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and restated in its entirety to read as follows:

(a) - (b) Mr. Malone beneficially owns (without giving effect to the conversion of shares of Series B Liberty Formula One Common Stock or Series B Liberty Live Common Stock into shares of Series A Liberty Formula One Common Stock and Series A Liberty Live Common Stock, respectively) (i) 241,170 shares of Series A Liberty Formula One Common Stock (including (A) 25,444 shares held by a revocable trust (the “LM Revocable Trust”) with respect to which Mr. Malone and his wife are trustees and as to which shares Mr. Malone disclaims beneficial ownership, (B) 153,226 shares held by a revocable trust (the “JM Revocable Trust”) with respect to which Mr. Malone is trustee and (C) 62,500 shares held by the Malone Family Land Preservation Foundation, as to which shares Mr. Malone disclaims beneficial ownership), which represent approximately 1.0% of the outstanding shares of Series A Liberty Formula One Common Stock, (ii) 2,363,834 shares of Series B Liberty Formula One Common Stock (including (A) 83,688 shares held by the LM Revocable Trust, as to which shares Mr. Malone disclaims beneficial ownership, (B) 2,182,420 shares held by the JM Revocable Trust, (C) 70,555 shares held by a trust with respect to which Mr. Malone is the sole trustee and, with his wife, retains a unitrust interest in the trust (the “CRT”) and (D) 27,171 shares held by two trusts (the “Trusts”) over which Mr. Malone has a right of substitution, one of which is managed by an independent trustee and the other of which is managed by an independent trustee and one of Mr. Malone’s adult children, and beneficiaries of which are Mr. Malone’s adult children and as to which shares Mr. Malone disclaims beneficial ownership), which represent approximately 97.1% of the outstanding shares of Series B Liberty Formula One Common Stock, (iii) 251,492 shares of Series A Liberty Live Common Stock (including (A) 26,533 shares held by the LM Revocable Trust, as to which shares Mr. Malone disclaims beneficial ownership, (B) 159,784 shares held by the JM Revocable Trust and (C) 65,175 shares held by the Malone Family Land Preservation Foundation, as to which shares Mr. Malone disclaims beneficial ownership), which represents less than 1% of the outstanding shares of Series A Liberty Live Common Stock and (iv) 2,465,003 shares of Series B Liberty Live Common Stock (including (A) 73,988 shares held by the LM Revocable Trust, as to which shares Mr. Malone disclaims beneficial ownership, (B) 2,262,545 shares held by the JM Revocable Trust, (C) 100,137 shares held by the CRT and (D) 28,333 shares held by the Trusts as to which shares Mr. Malone disclaims beneficial ownership), which represent approximately 96.8% of the outstanding shares of Series B Liberty Live Common Stock.

The foregoing percentage interests are calculated based on the 23,985,441 shares of Series A Liberty Formula One Common Stock, 2,434,102 shares of Series B Liberty Formula One Common Stock, 25,558,490 shares of Series A Liberty Live Common Stock and 2,546,146 shares of Series B Liberty Live Common Stock in each case, outstanding as of July 31, 2024, as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarter ended June 30, 2024. Mr. Malone may be deemed to beneficially own voting equity securities of the Issuer representing approximately 49.1% of the voting power with respect to a general election of directors of the Issuer.

Mr. Malone and, to his knowledge, the LM Revocable Trust, the JM Revocable Trust, the CRT, and the Malone Family Land Preservation Foundation, each have the sole power to vote and to dispose of, or to direct the voting or disposition of, their respective shares of Common Stock, subject to the terms of the Voting Agreement and the Exchange Agreement (defined and described in Item 6 of Amendment No. 4). The Trusts hold 27,171 shares of Series B Liberty Formula One Common Stock and 28,333 shares of Series B Liberty Live Common Stock, as to which shares Mr. Malone has no pecuniary interest and disclaims beneficial ownership. To Mr. Malone’s knowledge, the Trusts have the sole power to vote and to dispose of, or to direct the voting or disposition of, the shares of Common Stock held by the Trusts, except that Mr. Malone is permitted under the terms of the Trusts to substitute assets in the Trusts and thereby may acquire any shares held in the Trusts at any time.

(c)            On September 9, 2024, as a result of the Split-Off, 964,685 shares of Series A Liberty SiriusXM Common Stock (including (A) 101,778 shares held by the LM Revocable Trust as to which shares Mr. Malone disclaimed beneficial ownership, (B) 612,907 shares held by the JM Revocable Trust and (C) 250,000 shares held by the Malone Family Land Preservation Foundation, as to which shares Mr. Malone disclaimed beneficial ownership) and 9,455,341 shares of Series B Liberty SiriusXM Common Stock (including (A) 286,086 shares held by the LM Revocable Trust, as to which shares Mr. Malone disclaimed beneficial ownership, (B) 8,681,015 shares held by the JM Revocable Trust, (C) 379,553 shares held by the CRT and (D) 108,687 shares held by the Trusts, as to which shares Mr. Malone disclaimed beneficial ownership), were each redeemed in exchange for 8,726,769 shares of common stock of New Sirius, with cash paid in lieu of any fractional shares of common stock of New Sirius. Accordingly, Mr. Malone no longer has beneficial ownership over any shares of Liberty SiriusXM Common Stock. Other than as described herein in connection with the Transactions, Mr. Malone has not effected any transactions in the Common Stock or Liberty SiriusXM Common Stock during the past sixty days.

(d)            Not Applicable.

(e)            On September 9, 2024, Mr. Malone ceased to be the beneficial owner of five percent or more of the outstanding Series A Liberty SiriusXM Common Stock and Series B Liberty SiriusXM Common Stock.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended and supplemented to read as follows:

The information contained in Item 4 of this Amendment is incorporated herein by reference.

On September 9, 2024, as a result of the Split-Off, the provisions of the Exchange Agreement relating to the Liberty SiriusXM Common Stock automatically terminated. The remaining provisions of the Exchange Agreement remain in effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

September 11, 2024

/s/ John C. Malone
John C. Malone